United States securities and exchange commission logo





                             March 15, 2022

       Rodney O. Martin, Jr.
       Chief Executive Officer
       Voya Financial, Inc.
       230 Park Avenue
       New York, NY 10169

                                                        Re: Voya Financial,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 23,
2022
                                                            File No. 333-262924

       Dear Mr. Martin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that Voya Holdings Inc., a wholly owned subsidiary of Voya Financial, Inc., is named as the
co-registrant. Please provide an analysis supporting your conclusion that the co-registrant is
eligible to use Form S-3 to register the guarantees.
       Description of Units We May Offer, page 20

   2. We note your disclosure that you may issue units that may include, among others, debt obligations of third
parties. Please advise us how you anticipate conducting such offerings under the
registration and disclosure requirements of the Securities Act. For example, please advise
us of the disclosure you will provide in the applicable prospectus supplement or other
offering materials, including, as necessary, any required financial
 Rodney O. Martin, Jr.
Voya Financial, Inc.
March 15, 2022
Page 2
         statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996)
         and Securities Act Sections Compliance and Disclosure Interpretation 203.03.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra
Hunter
Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.



FirstName LastNameRodney O. Martin, Jr.                       Sincerely,
Comapany NameVoya Financial, Inc.
                                                              Division of
Corporation Finance
March 15, 2022 Page 2                                         Office of Finance
FirstName LastName